CONSENT OF AUTHOR

David W. Rennie, P.Eng.,
Roscoe Postle Associates Inc.,
595 Howe Street, Suite 304,
P.O. Box 19,
Vancouver, British Columbia
CANADA V6C 2T5
drennie@rpcan.com

US Securities and Exchange Commission

I, David W. Rennie, P.Eng., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Northern Dynasty Minerals Ltd. contains any misrepresentation of the information contained in “Technical Report on the Pebble Deposit, Alaska, USA” dated April 1, 2005 and “Technical Report on the Mineral Resources Estimate for the Pebble East Deposit, Alaska, USA” (in preparation).

I do hereby consent to the filing with the regulatory authorities.

Dated this 1 day of April, 2007.

/s/ David W. Rennie

David W. Rennie, P.Eng.